FOR IMMEDIATE RELEASE: June 22, 2011	PR 11-15

Atna Completes Leach Pad Expansion at Briggs

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) reports that it has completed its planned leach pad and carbon tower construction projects at the Briggs Mine in California (“Briggs”). These projects include a doubling of available capacity in the carbon tower and leach irrigation systems and a major expansion to the leach pad area. Besides ongoing development drilling, these projects were the major capital expenditures planned for Briggs in 2011 and represent the final phase of capital infrastructure investment for the currently engineered mine-life.

The ore stacking system has been moved to the new leach pad area and fresh ore is being placed on the first lift. This will reduce the time required to see initial gold recovery from new ores placed on the pad over the next nine months. Leach pad irrigation rates on the existing pad area have already increased by over 25 percent and are targeted to increase by up to 35 percent to allow the simultaneous irrigation of a larger leach pad area. Early results indicate that additional solution flow is increasing the rate at which gold is being recovered from gold ore inventory on the leach pad.

"These projects were designed to meet the currently planned life-of-mine leach pad capacity requirements while removing restrictions that had become evident in our gold recovery system. We expect to see an increase in the rate of gold recovery from existing gold ore inventory on the pads and from new ores placed beginning in third and fourth quarters of 2011, which should result in improved economic performance and reduced unit production costs at Briggs," states James Hesketh, President & CEO.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to gold production, production costs and economic improvement at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at Briggs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com